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                             BMO Nesbitt Burns Logo

                          CHICAGO RIVET & MACHINE CO.

                        OFFER TO PURCHASE FOR CASH UP TO
                       225,000 SHARES OF ITS COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                  AT A PURCHASE PRICE NOT GREATER THAN $23.00
                         NOR LESS THAN $20.00 PER SHARE

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 14, 2000, UNLESS THE OFFER IS EXTENDED.

                                                                  March 16, 2000

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     Chicago Rivet & Machine Co., an Illinois corporation, has engaged us to act as Dealer Manager in connection with its offer to purchase shares of its common stock, par value $1.00 per share. Chicago Rivet is offering to purchase up to 225,000 shares at a price not greater than $23.00 nor less than $20.00 per share in cash, as specified by tendering shareholders.

     Chicago Rivet's offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal which, as amended from time to time, together constitute the offer. A tender of shares pursuant to the offer will include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 22, 1999, between Chicago Rivet and First Chicago Trust Company of New York, as rights agent, and unless the context requires otherwise, all references to shares includes the associated preferred stock purchase rights.

     Chicago Rivet will determine a single per share purchase price, net to the seller in cash, without interest, that it will pay for validly tendered shares, taking into account the number of shares tendered and the prices specified by tendering shareholders. Chicago Rivet will select the lowest purchase price that will allow it to buy 225,000 shares validly tendered or, if a lesser number of shares are validly tendered, all shares that are validly tendered.

     Chicago Rivet will pay the purchase price for all shares validly tendered at prices at or below the purchase price and not withdrawn. However, because of the proration provisions described in the offer, all shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. Chicago Rivet will return at its own expense all shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration.

     Chicago Rivet reserves the right, in its sole discretion, to purchase more than 225,000 shares pursuant to the offer.

     The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See
Section 6 of the Offer to Purchase.

     If, before the offer expires, more than 225,000 shares or such greater number of shares as Chicago Rivet may elect to purchase are validly tendered at or below the purchase price and not withdrawn, Chicago Rivet will purchase shares on a pro rata basis from all shareholders who validly tender shares at prices at or below the purchase price.
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     For your information and for forwarding to your clients, we are enclosing the following documents:

          l.  The Offer to Purchase.

          2. A letter to shareholders of Chicago Rivet from the Chairman of the Board and Chief Executive Officer of Chicago Rivet.

          3. The Letter of Transmittal for your use and for the information of your clients.

          4. The Notice of Guaranteed Delivery to be used to accept the offer if none of the procedures for tendering shares described in the Offer to Purchase can be completed on a timely basis.

          5. A letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space for obtaining such clients' instructions with regard to the offer.

          6. Guidelines for Certification for Taxpayer Identification Number on Substitute Form W-9.

          7. A return envelope addressed to Harris Trust Company of New York, the Depositary.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 14, 2000, UNLESS THE OFFER IS EXTENDED.

     Chicago Rivet will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer (other than BMO Nesbitt Burns Corp., as the Dealer Manager, and Georgeson Shareholder Communications Inc., as the Information Agent). Chicago Rivet will, upon request, reimburse you for the reasonable and customary handling and mailing expenses you incur in forwarding materials relating to the offer to your clients. Chicago Rivet will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, except as otherwise provided in the Letter of Transmittal.

     In order to take advantage of the offer, a shareholder must complete and sign the Letter of Transmittal or a copy of the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee or, in the case of book-entry transfer, deliver an Agent's Message (as defined in the Offer to Purchase), and any other required documents to Harris Trust Company of New York, the Depositary, and either mail or deliver the stock certificates for the shares or tender the shares pursuant to the procedures for book-entry transfer described in the Offer to Purchase and Letter of Transmittal. Any shareholder who desires to tender shares and whose certificates for the shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documents cannot be delivered to the Depositary by the expiration of the offer should tender the shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

     Any questions or requests for assistance or additional copies of the enclosed materials may be directed to Georgeson Shareholder Communications Inc., the Information Agent, or BMO Nesbitt Burns Corp., the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

                                          Very truly yours,

                                          BMO Nesbitt Burns Corp.

     NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON THE AGENT OF CHICAGO RIVET, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER EXCEPT THE STATEMENTS EXPRESSLY MADE IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL.

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